UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934

VillageEDOCS, Inc.
(Name of the Issuer)

VillageEDOCS, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

927118109
(CUSIP Number of Class of Securities)

Michael A. Richard
VillageEDOCS, Inc.
1401 N. Tustin Ave., Suite 230
Santa Ana, CA  92705
(714) 734-1030
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

With Copies To:
Michael T. Cronin, Esq.
Johnson, Pope, Bokor, Ruppel & Burns, LLP
911 Chestnut St.
Clearwater, FL  33756
(727) 461-1818

This statement is filed in connection with (check the appropriate box):
a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$7,500.00	$1.50

*
For purposes of calculating the fee only. This amount assumes the acquisition of approximately 500,000 shares of common stock of the subject company estimated to be acquired from shareholders to which this Rule 13e-3 Transaction Statement relates for $0.015 per share.

**	The filing fee equals $7,500 x 0.0002 as determined by Rule 0-11(b)(1).

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), by VillageEDOCS, Inc., a Delaware corporation (the “Company”), concurrently with the filing by the Company of an Information Statement on Schedule 14C (the “Information Statement”) in connection with an action taken by a majority of the Company’s stockholders by written consent on February 5, 2010 (the “Stockholder Consent”).

Pursuant to the Stockholder Consent, the Company will file amendments to the Company’s Certificate of Incorporation to effect a 1-for-10,000 reverse stock split (the “Reverse Stock Split”), immediately followed by a 10,000-for-1 forward stock split (the “Forward Stock Split” and, together with the Reverse Stock Split, the “Stock Split”) of the Company’s common stock, par value $0.0001 per share (the “Shares”). As a result of this Stock Split, (a) each stockholder owning fewer than 10,000 Shares immediately before the Stock Split will receive $0.015 in cash, without interest, for each Share owned by such stockholder immediately prior to the Stock Split and will no longer be a stockholder of the Company; and (b) the holdings of each stockholder holding 10,000 or more Shares immediately before the effective time of the Stock Split will remain unchanged. Based upon the Company’s analysis, it expects to pay approximately $50,000 to its stockholders in the aggregate in connection with the Stock Split.

The primary effect of the Stock Split will be to reduce the Company’s total number of record holders bellow 300 persons by fully cashing out any shareholders with fewer than 10,000 Shares. This will allow the Company to suspend its reporting obligations arising in connection with its common stock under Section 15(d) of the Exchange Act.  In addition, because the Company has a number of small lot and odd lot shareholders, the Company may, from time to time, enter into separate, privately negotiated, transactions with various small lot or odd lot shareholders to purchase such small lot or odd lot shares.

Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Information Statement of the information required to be included in response to such Items in this Schedule 13E-3. The information contained in the Information Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby expressly incorporated herein by reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the schedules, exhibits, appendices and annexes thereto. All information contained in this Schedule 13E-3 concerning the Company has been supplied by the Company.

As of the date hereof, the Information Statement is in preliminary form and is subject to completion and amendment.  This Schedule 13E-3 will be amended to reflect such completion or amendment of the Information Statement.

Item 1.	SUMMARY TERM SHEET

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET.”

Item 2.	SUBJECT COMPANY INFORMATION

(a)	Name and Address.

The Company is a Delaware corporation and its contact information is as follows:

VillageEDOCS, Inc.
1401 N. Tustin Ave., Suite 230
Santa Ana, CA  92705
(714) 734-1030

(b)	Securities.

As of February 5, 2010, there were 226,546,613 shares of common stock, no par value, issued and outstanding (the “Common Stock”).

(c)	Trading Market and Price.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock.”

(d)	Dividends.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “INFORMATION ABOUT THE COMPANY — Dividends.”

(e)	Prior Public Offerings.

There has been no underwritten public offering of the subject securities for cash during the past three years.

(f)	Prior Stock Purchases.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “INFORMATION ABOUT THE COMPANY — Stock Purchases.”

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address.

The filing person, The Company, is also the subject company with its address and telephone number provided in Item 2 above. See Item 3(c) below for the background of the Company’s directors and executive officers. The business address of each director and executive officer of the Company is: c/o VillageEDOCS, Inc., 1401 N. Tustin Ave., Suite 230, Santa Ana, CA  92705. The business telephone number of each director and executive officer is: c/o VillageEDOCS, Inc. (714) 734-1030.

(b)	Business and Background of Entities.

Not applicable.

(c)	Business and Background of Natural Persons.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “STOCK SPLIT PROPOSAL — Description and Interest of Certain Persons in Matters to be Acted Upon.”

Item 4.	TERMS OF THE TRANSACTION

(a)(2)	Material Terms.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Purpose of and Reasons for the Stock Split, — Effects of the Stock Split, — Fairness of the Stock Split, — Source of Funds and Expenses” and “STOCK SPLIT PROPOSAL — Summary and Structure, — Material United States Federal Income Tax Consequences, — Accounting Treatment.”

(c)	Different Terms.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Description of the Stock Split, — Effects of the Stock Split, — Fairness of the Stock Split” and “STOCK SPLIT PROPOSAL — Summary and Structure.”

(d)	Appraisal Rights.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “STOCK SPLIT PROPOSAL — Unavailability of Appraisal or Dissenters’ Rights.”

(e)	Provisions of Unaffiliated Security Holders.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Stock Split.”

(f)	Eligibility for Listing or Trading.

Not applicable.

Item 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a)	Transactions.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”

(b)	Significant Corporate Events.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Stock Split” and “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”

(c)	Negotiations or Contacts.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.”

Item 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b)	Use of Securities Acquired.

The shares purchased by the Company will be retired and returned to the status of authorized but unissued shares.

(c)	Plans.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET,” “SPECIAL FACTORS — Purpose of and Reasons for the Stock Split” and “INFORMATION ABOUT THE COMPANY — Market Price of Common Stock, — Dividends.”

Item 7.	PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS IN A GOING–PRIVATE TRANSACTION

(a)	Purposes.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET” and “SPECIAL FACTORS — Purpose of and Reasons for the Stock Split.”

(b)	Alternatives.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Alternatives to the Stock Split.”

(c)	Reasons.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET” and “SPECIAL FACTORS — Purpose of and Reasons for the Stock Split.”

(d)	Effects.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET”, “QUESTIONS AND ANSWERS,” “SPECIAL FACTORS — Description of the Stock Split, — Effects of the Stock Split, — Fairness of the Stock Split” and “STOCK SPLIT PROPOSAL — Summary and Structure, — Material United States Federal Income Tax Consequences, — Accounting Treatment.”

Item 8.	FAIRNESS OF THE GOING–PRIVATE TRANSACTION

(a)	Fairness.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET”, “SPECIAL FACTORS — Fairness of the Stock Split.”

(b)	Factors Considered in Determining Fairness.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET”, “SPECIAL FACTORS — Fairness of the Stock Split.”

(c)	Approval of Security Holders.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET,” “SPECIAL FACTORS — Fairness of the Stock Split” and “MEETING AND VOTING INFORMATION — Quorum and Required Vote.”

(d)	Unaffiliated Representative.

The Board of Directors of the Company has not retained an unaffiliated representative to act solely on behalf of the Company’s shareholders. The information set forth in the Information Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Stock Split.”

(e)	Approval of Directors.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Stock Split, — Conclusion” and “STOCK SPLIT PROPOSAL — Background of the Stock Split, — Recommendation of the Board of Directors.”

(f)	Other Offers.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Fairness of the Stock Split.”

Item 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)	Report, Opinion or Appraisal.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: “STOCK SPLIT SUMMARY TERM SHEET,” “SPECIAL FACTORS — Fairness of the Stock Split,” and “STOCK SPLIT PROPOSAL — Background of the Stock Split, — Recommendation of the Board of Directors.”

(b)	Preparer and Summary of the Report, Opinion or Appraisal.

Not Applicable.

(c)	Availability of Documents.

Not Applicable.

Item 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a)	Source of Funds.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS — Source of Funds and Expenses.”

(b)	Conditions.

There are no material conditions to financing. There are no alternative financing arrangements to the sources described in “SPECIAL FACTORS — Source of Funds and Expenses.”

(c)	Expenses.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Source of Funds and Expenses.”

(d)	Borrowed Funds.

Not Applicable.

Item 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership.

 The information set forth in the Information Statement under the following caption is incorporated herein by reference: “STOCK SPLIT PROPOSAL — Description and Interest of Certain Persons in Matters to be Acted Upon.”

(b)	Securities Transactions.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “INFORMATION ABOUT THE COMPANY — Stock Purchases.”

Item 12.	THE SOLICITATION OR RECOMMENDATION

(d)	Intent to Tender or Vote in a Going Private Transaction.

The information set forth in the Information Statement under the following captions is incorporated herein by reference: “SPECIAL FACTORS — Effects of the Stock Split, — Fairness of the Stock Split, — Conclusion” and “STOCK SPLIT PROPOSAL — Recommendation of the Board of Directors, — Description and Interest of Certain Persons in Matters to be Acted Upon.”

(e)	Recommendations of Others.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “SPECIAL FACTORS, — Fairness of the Stock Split.”

Item 13.	FINANCIAL STATEMENTS

(a)	Financial Information.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “FINANCIAL INFORMATION — Summary Historical Financial Information.”

(b)	Pro forma Information.

The information set forth in the Information Statement under the following caption is incorporated herein by reference: “FINANCIAL INFORMATION — Pro Forma Financial Information.”

Item 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)	Solicitations or Recommendations.

Not applicable.

(b)	Employees and Corporate Assets.

No expenses are involved in soliciting proxies or making recommendations, as there were no votes solicited.  The Company’s Chief Executive Officer and its Chief Financial Officer and Corporate Secretary are the primary company employees involved in preparing and reviewing the Information Statement, this Schedule 13E-3, and other documents.

Item 15.	ADDITIONAL INFORMATION

(b)	Other Material Information.

The information contained in the Information Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16.	EXHIBITS

(a)(i)        Information Statement on Schedule 14C including all appendices attached thereto, filed by The Company with the SEC on February 5, 2010 (incorporated herein by reference) (the “Information Statement”).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

VillageEDOCS, Inc.

Dated: February 5, 2010	By:	/s/ J. Thomas Zender
J. Thomas Zender
Chairman of the Board

EXHIBIT INDEX

Exhibit
Number	Description

(a)(i)
Information Statement on Schedule 14C including all appendices and the proxy card attached thereto, filed by the Company with the SEC on February 5, 2010 (incorporated herein by reference) (the “Information Statement”).